UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                                 Lechters, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    523238103
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                                 (CUSIP Number)


                                   David Gold
                                   Sherry Gold
                            4000 Union Pacific Avenue
                           City of Commerce, CA 90023
                                 (323) 980-8145
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 5, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CSUIP NO. 523238103                                       PAGE  2  OF  7  PAGES
          ---------                                            ---    ---

   1   NAME OR REPORTING PERSON S.S.
       or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sherry Gold             ###-##-####

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)  [ ]

                                 (b)  [x]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*      PF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

        NUMBER OF             7     SOLE VOTING POWER
         SHARES                           -0-
       BENEFICIALLY
        OWNED BY              8     SHARED VOTING POWER
          EACH                      1,433,000 (See Response to Item 5).
        REPORTING
       PERSON WITH            9     SOLE DISPOSITIVE POWER
                                          -0-

                              10    SHARED DISPOSITIVE POWER
                                    1,433,000 (See Response to Item 5).


   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,433,000 (See Response to Item 5).

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                            [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.4% (See Response to Item 5).

   14  TYPE OF REPORTING PERSON*

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CSUIP NO. 523238103                                       PAGE  3  OF  7  PAGES
          ---------                                            ---    ---

   1   NAME OR REPORTING PERSON S.S.
       or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David Gold              ###-##-####

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)  [ ]

                                 (b)  [x]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*      PF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

        NUMBER OF             7     SOLE VOTING POWER
         SHARES                           -0-
       BENEFICIALLY
        OWNED BY              8     SHARED VOTING POWER
          EACH                      1,433,000 (See Response to Item 5).
        REPORTING
       PERSON WITH            9     SOLE DISPOSITIVE POWER
                                          -0-

                              10    SHARED DISPOSITIVE POWER
                                    1,433,000 (See Response to Item 5).


   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,433,000 (See Response to Item 5).

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                            [ ]

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.4% (See Response to Item 5).

   14  TYPE OF REPORTING PERSON*

          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Lechters, Inc., a New Jersey Corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The address of the principal executive offices of the Company is 1 Cape May Street, Harrison, New Jersey 07029.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Statement is hereby filed by David Gold and Sherry Gold, Mr. David Gold's spouse (collectively, the "Reporting Persons").

     (b) The business address of the Reporting Persons is c/o 99 Cents Only Stores, 4000 East Union Pacific Ave., City of Commerce, California 90023.

     (c) Mr. Gold is the President, Chief Executive Officer and Director of 99 Cents Only Stores, a leading deep-discount retailer of primarily name-brand consumable general merchandise, located at 4000 East Union Pacific Ave., City of Commerce, California 90023. Mrs. Gold is also an employee of 99 Cents Only Stores.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons used cash or cash equivalents from their own personal funds to carry out the transactions described in this Schedule 13D. The amount of cash used was $2,697,786.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Persons acquired their shares for investment purposes and currently have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of the General Instruction to Schedule 13D. However, the Reporting Persons may, from time to time, make additional purchases of the Common Stock in the future, based on market conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 1,433,000 shares of Common Stock. This number represents 8.4% of the outstanding shares of Common Stock (based on 17,072,286 shares outstanding as of September 8, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999).

(b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 1,433,000 shares of the Common Stock. Neither of the Reporting Persons has sole power to vote or direct the vote or dispose or direct the disposition of the Common Stock.

(c) All purchases were made by Dave and Sherry Gold, as community property. The date of each purchase, the number of shares purchased and the price per share are set forth below. All purchases were effected through brokers' transactions.

   DATE                   NUMBER OF SHARES          PURCHASE PRICE PER SHARE
   ----                   ----------------          ------------------------
   August 12, 1999              5,000                      $2.41
   August 18, 1999             10,000                      $2.41
   August 23, 1999              4,000                      $2.31
   August 24, 1999             10,000                      $2.24
   August 26, 1999              2,000                      $2.16
   August 27, 1999              5,000                      $2.16
   August 30, 1999             10,000                      $2.09
   September 2, 1999           25,000                      $2.09
   September 8, 1999           10,000                      $2.09
   September 9, 1999           10,000                      $2.08
   September 15, 1999          25,000                      $2.08
   September 16, 1999          15,000                      $2.08
   September 22, 1999         100,000                      $2.08
   September 22, 1999           2,000                      $2.05
   September 24, 1999          10,000                      $2.05
   September 24, 1999           5,000                      $2.02
   September 27, 1999         200,000                      $1.99
   September 28, 1999         185,000                      $1.99
   October 5, 1999            800,000                      $1.76

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons are not a party to any contract, arrangement or understanding with respect to any securities of the issuer, and the Reporting Persons do not have any relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The securities acquired by the Reporting Persons are not pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

AGREEMENT

This Schedule 13D is filed on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   October 14, 1999


                                                      /S/ DAVID GOLD
                                                  ------------------------
                                                          David Gold



                                                     /S/ SHERRY GOLD
                                                  ------------------------
                                                         Sherry Gold


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)